

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2012

Via E-mail
Elizabeth A. Smith
Chief Executive Officer
Bloomin' Brands, Inc.
2202 North West Shore Boulevard
Suite 500
Tampa, FL 33607

>   **Re: Bloomin' Brands, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed June 11, 2012**
>   **File No. 333-180615**

Dear Ms. Smith:

We have reviewed your responses to the comments in our letter dated May 31, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Prospectus Summary, page 1

Our Company, page 1

1. We note your response to our prior comment 5 and reissue in part. Please revise to define "high quality" or remove the qualitative description as it is unclear how the term describes Outback Steakhouse or Carrabba's. If you mean to state that you offer premium beef and fresh seafood that is never frozen, please clarify. We also suggest revising to clarify that you believe that you offer "high quality" food given the economic constraints of your pricing structures. Please also revise the prospectus throughout as applicable.

Our Sponsors, page 6

2. We note your disclosure that your Sponsors will continue to hold a controlling interest in you upon consummation of the offering. Please consider adding an ownership structure chart with graphics and narrative disclosure to illustrate the company's ownership structure upon consummation of the offering. The chart should illustrate the company's post-offering ownership structure including the relative ownership of your common stock and the associated voting rights between your Sponsors and the public.

3. We note your disclosure in the Related Party Transactions section on page 153 that you expect to enter into a new stockholders agreement with your Sponsors and your Founders that will become effective upon consummation of the offering. Please revise this section or add a new section to discuss your Sponsors' post-offering control of the company. Please discuss and quantify your Sponsors' voting power and discuss any other governance arrangements, such as the new stockholders agreement, in sufficient detail so that investors can clearly understand the corporate governance and control of the company going forward.

4. We note your response to our prior comment 12 and reissue in part. Please revise to quantify the termination fee.

Business, page 95

Our Growth Strategy, page 100

Pursue New Domestic and International Development, page 101

5. We note your disclosure that you believe you have the corporate infrastructure to support annual new unit growth of up to 5% of your company-owned restaurants. Please revise the first paragraph to include balancing language that there is no guarantee that you will be able to support or achieve such annual new unit growth. Please revise the prospectus throughout accordingly.

Principal and Selling Stockholders, page 166

6. Refer to footnote (1). We note your disclosure that certain Bain Capital Entities may contribute shares of your common stock to one or more charities prior to the offering and such charities may choose to participate in the offering. Please advise how you intend to add or substitute these new selling stockholders to this registration statement.

Underwriting, page 178

7. We note your response to our prior comment 18 and reissue. Please revise to indicate that the selling shareholders "may be deemed" to be underwriters with respect to the shares they are offering.

Part II

Item 16. Exhibits and Financial Statements Schedules, page II-3

8. We note that you expect to enter into a new stockholders agreement with your Sponsors and your Founders that will become effective upon consummation of the offering. Please

file a form of the new stockholders agreement as an exhibit to the registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        John M. Gherlein
        Baker & Hostetler